UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice regarding Repurchase

and Cancellation of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and its Articles of Incorporation, and cancellation of a part of own shares pursuant to the provision of Article 178 of the Company Law)

Tokyo, November 13, 2019 — MUFG hereby announces that its Board of Directors today resolved to repurchase its own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG and to cancel a part of its own shares pursuant to the provision of Article 178 of the Company Law.

1. Reasons for Repurchase and Cancellation of Own Shares

MUFG will repurchase and cancel its own shares in order to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

2. Outline of Repurchase

(1)	Type of shares to be repurchased:	Ordinary shares of MUFG

(2)	Aggregate number of shares to be repurchased:	Up to 100,000,000 shares
(Equivalent to 0.77% of the total number of issued shares (excluding own shares))

(3)	Aggregate amount of repurchase price:	Up to JPY 50,000,000,000

(4)	Repurchase period:	From November 14, 2019 to December 31, 2019

(5)	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

3. Outline of Cancellation

(1)	Type of shares to be cancelled:	Ordinary shares of MUFG

(2)	Number of shares to be cancelled[i]:	All of the shares to be repurchased as stated in 2 above

(3)	Scheduled cancellation date:	January 20, 2020

[i]	The actual number of shares cancelled will be announced after completing the repurchase stated in 2 above.

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(Reference)

1. Basic Policies for Shareholder Returns

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, with a dividend payout ratio target of 40%. MUFG will flexibly repurchase its own shares as part of its shareholder return strategies in order to improve capital efficiency. Also, in principle, MUFG will hold a maximum of approximately 5% of the total number of issued shares, and cancel the shares that exceed this amount.

2. Own shares held by MUFG as of October 31, 2019:

Total number of issued shares (excluding own shares)	12,959,287,048 shares
Number of own shares	708,483,472 shares

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 3,000 locations in more than 50 countries. The Group has over 180,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

This notice is published in order to publicly announce MUFG’s repurchase and cancellation of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other disclosures that MUFG has announced.

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